Filed pursuant to Rule 424(b)(5)
Registration No. 333-132832

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 13, 2006)

Cleco Power LLC

$250,000,000
6.65% Notes due 2018
Interest payable June 15 and December 15
Issue price: 99.643%

We are offering $250 million of our 6.65% Notes due June 15, 2018. The notes are unsecured and rank equally with all our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time with respect to the assets securing such debt and the indebtedness and any preferred equity of our subsidiaries.

The notes will mature on June 15, 2018. Interest accrues from June 3, 2008. We may redeem the notes in whole or in part at any time at the redemption price described on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement and beginning on page 6 of the accompanying prospectus. Additionally, see the information in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

	Price to the Public(1)	Underwriting Discount	Proceeds to Us(1)
Per Note	99.643%	0.65%	98.993%
Total	$249,107,500	$1,625,000	$247,482,500

(1)	Plus accrued interest from June 3, 2008.

The notes will not be listed on any securities exchange.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about June 3, 2008.

Joint Book-Running Managers

BNY Mellon Capital Markets, LLC	CALYON	KeyBanc Capital Markets

May 28, 2008

     This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part is the prospectus, which gives more general information about the debt securities that we may offer from time to time. Some of the information in the prospectus does not apply to this offering, and this prospectus supplement adds, updates and changes the information contained in the prospectus. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement.
     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not and the underwriters have not authorized anyone else to provide you with any additional or different information. If you receive any unauthorized information, you should not rely on it. We are offering to sell the notes only in places where the offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

Cleco Power LLC
We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation, a regional energy services holding company. We are an electric utility that engages primarily in the generation, transmission, distribution and sale of electricity. We also engage in energy management activities. We are regulated by the Louisiana Public Service Commission (the “LPSC”) and the Federal Energy Regulatory Commission (the “FERC”), among other regulators, which determine the rates we can charge our customers. We provide electric utility services to approximately 273,000 retail and wholesale customers in 106 communities in central and southeastern Louisiana.
We operate and either own or have an ownership interest in three steam electric generating stations and one gas turbine. As of December 31, 2007, our aggregate net electric generating capacity was 1,318 megawatts (MW). In May 2006, we began construction of Rodemacher Unit 3, a 600-megawatt solid-fuel generating unit, located at our Rodemacher power plant near Boyce, Louisiana. The total capital cost of Rodemacher Unit 3 is estimated at $1.0 billion; as of March 31, 2008, we had incurred approximately $713.8 million in project costs related to Rodemacher Unit 3. We expect Rodemacher Unit 3 to begin commercial power generation no later than the fourth quarter of 2009.
Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our phone number at this address is (318) 484-7400.
Our parent company’s homepage on the Internet is located at http://www.cleco.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through this website, after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on this website or any other website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information.”

The Offering

Issuer	Cleco Power LLC

Notes Offered	$250 million aggregate principal amount of 6.65% Notes due June 15, 2018.

Maturity Date	The notes will mature on June 15, 2018, unless redeemed or otherwise repaid prior to that date.

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2008.

Ratings	Our senior unsecured debt is rated Baa1 by Moody’s Investors Service, Inc. and BBB by Standard & Poor’s Ratings Group. Ratings reflect only the rating agencies’ views as to our ability to pay interest and principal on our senior unsecured debt in accordance with its terms, and are not recommendations to buy, sell or hold our senior unsecured debt, including the notes. Any rating agency may revise or withdraw its rating on our senior unsecured debt, and, accordingly, there can be no assurance that the ratings assigned to our senior unsecured debt will not be lowered or withdrawn by a rating agency at any time.

Optional Redemption	We may redeem all or any portion of the notes at any time and from time to time at the redemption price described herein, plus accrued and unpaid interest thereon to (but excluding) the redemption date, as specified under “Description of the Notes—Optional Redemption” beginning on page S-9 of this prospectus supplement.

Ranking	The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2008, we had an aggregate of $688.8 million of unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time (including any first mortgage bonds that may be outstanding from time to time) with respect to the assets securing such debt. As of March 31, 2008, we had no secured indebtedness outstanding. In addition, holders of the notes will have a junior position to the claims of creditors of our subsidiaries. As of March 31, 2008, our sole subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, had $180.6 million of Senior Secured Storm Recovery Bonds outstanding.

Certain Covenants	We will issue the notes under an indenture containing certain restrictive covenants for your benefit. These covenants are described under “Description of the Notes—Ranking; Certain Covenants Relating to the Notes” on page S-8 of this prospectus supplement and “Description of the Debt Securities—Ranking; Limitations on Mortgages and Liens” and “—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including financing a portion of the construction costs of Rodemacher Unit 3 and repaying borrowings under our $275.0 million, five-year credit facility, some of which were used to fund a portion of the construction costs of Rodemacher Unit 3. Affiliates of the underwriters are lenders under our credit facility. To the extent the net proceeds from this offering are used to repay amounts outstanding under the credit facility, such affiliates will receive a pro rata portion of such proceeds.

Trustee and Paying Agent	The Bank of New York Trust Company, N.A.

Risk Factors	See “Risk Factors” beginning on page S-4 of this prospectus supplement and beginning on page 6 of the accompanying prospectus. Additionally, see the information in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 for a discussion of factors you should carefully consider before deciding to invest in the notes.

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors
Investing in the notes involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks described (i) below; (ii) under the caption “Risk Factors” beginning on page 6 of the accompanying prospectus and (iii) in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008. You should also carefully review the information under the caption “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus. We also identify risks and other factors that could affect our results of operations or financial condition in our annual report, quarterly report and current reports incorporated by reference in this prospectus supplement and the accompanying prospectus. There may be additional risks that are not currently known to us or that we do not currently consider material. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of the notes offered by this prospectus supplement.
The LPSC regulates our recovery of capital expenditures and our return on invested capital. The LPSC could deny recovery of material costs incurred in connection with constructing Rodemacher Unit 3 or an adequate return on invested capital. This could have a material adverse affect on our results of operations, financial condition, cash flows and ability to pay interest and principal on the notes.
The LPSC regulates the rates that we can charge our customers. Rate setting involves regulatory proceedings known as “rate cases.” During rate cases, the LPSC examines many aspects of our business including, the prudence of our capital expenditures. The LPSC has the authority to deny recovery of capital expenditures that it determines were not prudently incurred. Rate cases are typically lengthy proceedings that involve multiple parties that seek to reduce rates or limit rate increases, such as governmental bodies and officials, consumer advocacy groups and various consumers of energy. Decisions made in rate cases are generally appealable, leading to additional uncertainty regarding the finality of decisions that are favorable to us until any appeals process is exhausted.
We plan to file a rate case with the LPSC prior to the end of the second quarter of 2008 seeking to recover the construction costs of Rodemacher Unit 3 in our base rates. In the rate case we will be required to demonstrate that the costs incurred to construct Rodemacher Unit 3 were prudently incurred and demonstrate the impact of the operation of the facility on our customers. Furthermore, although the Amended and Restated Engineering, Procurement and Construction Contract between us and Shaw Contractors, Inc. (“Shaw”), a subsidiary of The Shaw Group Inc., executed on May 12, 2006, to engineer, design and construct Rodemacher Unit 3 (the “Amended EPC Contract”) is generally a fixed-price agreement, unforeseen events could result in changes in the scope of the project that may result in a delay of the completion of Rodemacher Unit 3 or result in additional costs. It may be more difficult to obtain LPSC approval to recover any such additional costs.
If the LPSC determines that a portion of the costs incurred to construct Rodemacher Unit 3 were not prudently incurred, we may not be able to recover such costs, which could be substantial. This could have a material adverse affect on our results of operations, financial condition, cash flows and ability to pay interest and principal on the notes.
We are exposed to certain risks related to the design, construction and operation of Rodemacher Unit 3. This project has technology risk, fuel supply risk and general contractor and certain material subcontractor performance risk.
Rodemacher Unit 3 is designed to utilize circulating fluidized bed (CFB) generating technology. Under the Amended EPC Contract, Shaw is liable for liquidated damages for non-performance. However, our ability to collect any damages for breach is contingent on the demonstration of such damages and on Shaw’s financial abilities. Failure by Shaw to meet its obligations under the Amended EPC Contract could have a material adverse impact on the plant’s efficiency, in-service date, and final cost. The Amended EPC Contract does not protect us against force majeure events or design/specification oversight which may result in increased and potentially unrecoverable costs to us. Although we currently deliver coal via rail to the Rodemacher facility, plans are for Rodemacher Unit 3 to primarily use petroleum coke, which can be delivered most economically via barges on the Mississippi and Red Rivers, requiring a conveyor system which has to cross interstate and local highways. Navigable waterway events such as blockages or low water, or conveyor outages could impact our ability to transport and deliver fuel to Rodemacher Unit 3.
The notes will be our unsecured obligations and be effectively subordinated to any secured debt and the debt and any preferred equity of any of our subsidiaries.
The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2008, we had an aggregate of $688.8 million of unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time (including any first mortgage bonds) with respect to the assets securing such debt. As of March 31, 2008, we had no secured indebtedness outstanding. Our first mortgage bond indenture permits us to issue up to $500 million of first mortgage bonds, however, covenants in our other debt instruments, including our credit facility, may impose limitations on the indebtedness we may incur. Additionally, our ability (and the ability of our creditors, including noteholders) to participate in the assets of our subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, is subject to the prior claims of the subsidiary’s creditors. As of March 31, 2008, Cleco Katrina/Rita Hurricane Recovery Funding LLC had $180.6 million of indebtedness outstanding.
We cannot assure you that an active trading market for the notes will develop.
We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. There can be no assurance as to the liquidity of any market that may develop for the notes, the ability of the noteholders to sell their notes or the price at which the noteholders will be able to sell their notes. Future trading prices of the notes will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.
The underwriters have informed us that they intend to make a market in the notes. However, the underwriters are not obligated to do so, and any such market-making activity may be terminated at any time without notice. In addition, such market-making activity will be subject to restrictions under federal securities laws. If a market for the notes does not develop, purchasers may be unable to resell the notes for an extended period of time. Consequently, a noteholder may not be able to liquidate its investment readily, and the notes may not be readily accepted as collateral for loans.

Capitalization
The following table sets forth the cash and cash equivalents and capitalization of Cleco Power and our sole subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, as of March 31, 2008 on an historical basis and as adjusted to reflect the sale of the notes and the application of the net proceeds therefrom as described under “Use of Proceeds.”
You should read this table in conjunction with our historical financial statements, the notes to those financial statements and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2008
	Actual	As Adjusted
	(In thousands)
	(Unaudited)
Cash and cash equivalents	$7,400	$144,683

Current portion of long-term debt	$8,350	$8,350

Long-term debt:
Notes offered hereby	—	250,000
Other long-term debt, excluding current portion and Storm Recovery Bonds	680,425	570,425

Storm Recovery Bonds	180,600	180,600

Total long-term debt	861,025	1,001,025
Member’s equity	843,619	843,619

Total capitalization	$1,704,644	$1,844,644

Use of Proceeds
     The proceeds to us from the sale of the notes in this offering are expected to be approximately $247.3 million, after deducting the underwriting discount and the other estimated expenses of this offering. We intend to use the net proceeds from this offering for general corporate purposes, including financing a portion of the construction costs of Rodemacher Unit 3 and repaying borrowings under our $275.0 million, five-year credit facility, some of which were used to fund a portion of the construction costs of Rodemacher Unit 3. At March 31, 2008, $110.0 million was outstanding under our credit facility with a weighted average interest rate of 4.12%.
     Affiliates of the underwriters are lenders under our credit facility. To the extent the net proceeds from this offering are used to repay amounts outstanding under the credit facility, such affiliates will receive a pro rata portion of such proceeds.

Summary Financial Information
     The following table presents our summary financial data. The data set forth below should be read together with our historical financial statements, the notes to those financial statements and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus. Our summary of operations and balance sheet data for the years ended December 31, 2007, 2006 and 2005 are derived from our audited financial statements. Our summary of operations and balance sheet data for the three months ended March 31, 2008 and 2007 are derived from our unaudited interim financial statements, which interim financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations and financial position of the unaudited interim period.

	Three months ended		Year ended
	March 31,		December 31,
(In thousands)	2008	2007	2007	2006	2005
Summary of Operations:
Operating revenue, net	$220,450	$222,793	$1,025,419	$996,191	$913,973
Operating expenses	192,465	203,646	919,420	876,476	795,921
Operating income	27,985	19,147	105,999	119,715	118,052
Net income	27,608	12,276	84,673	64,828	59,081

	March 31,			December 31,
(In thousands)	2008	2007		2007	2006		2005
Balance Sheet Data:
Cash and cash equivalents	$7,400	$4,891		$11,944	$101,878		$183,381
Total assets	2,533,715	1,953,067	(1)	2,306,482	2,012,201	(1)	1,761,618	(1)
Long-term debt, net	861,025	519,270		769,103	519,341		509,643
Total debt	869,375	559,270		769,103	569,341		549,643
Member’s equity	843,619	658,589		816,110	646,404		534,210
Total capitalization	1,704,644	1,177,859		1,585,213	1,165,745		1,043,853

	Three months ended		Year ended
	March 31,		December 31,
(In thousands, except for Ratio)	2008	2007	2007	2006	2005
Other Financial Data:
Depreciation expense	$19,214	$19,761	$78,522	$73,360	$58,696
Interest expense	12,012	11,714	42,710	39,095	28,496
Capital expenditures	107,061	96,578	509,198	235,949	158,441
Net utility property	1,808,781	1,381,178	1,719,170	1,297,789	1,180,535
Ratio of earnings to fixed charges (2)	3.85x	2.30x	3.64x	3.47x	4.36x

(1)	Amounts have been adjusted to reflect the retrospective presentation of the implementation of FASB Staff Position No. FIN 39-1 (Amendment of FASB Interpretation No. 39).

(2)	The ratios were calculated pursuant to applicable rules of the Securities and Exchange Commission.

Description of the Notes
General
We have summarized below some of the provisions of the notes. Because this discussion is only a summary, it does not necessarily contain all of the information you should consider. Our debt securities and the indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group Inc.) and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York) as trustee, as amended and supplemented from time to time, pursuant to which the notes will be issued, are more fully described in the accompanying prospectus. Additionally, the indenture is an exhibit to the registration statement of which the accompanying prospectus is a part. The following summary of the notes is qualified in its entirety by reference to the indenture. In this prospectus supplement, we refer to the trustee under the indenture as the “trustee.”
We will issue the notes as a series of debt securities under the indenture in denominations of $1,000 and integral multiples of $1,000. The notes will be limited in principal amount to $250 million, provided, however, that this amount may in the future be increased pursuant to the provisions of the indenture without the consent of the holders of the notes. The notes will constitute our direct, unsecured obligations and will not be subject to any sinking fund provision.
The indenture does not limit the aggregate principal amount of unsecured debt securities that we can issue under it and provides that we may issue debt securities from time to time in one or more series up to the aggregate principal amount authorized by us for a particular series. We may, from time to time, without the consent of the holders of the notes, issue notes or other debt securities under the indenture in addition to the notes offered by this prospectus supplement. At March 31, 2008, we had $399.2 million principal amount of debt securities outstanding under the indenture, consisting of $50.0 million principal amount of medium-term notes, $74.2 million principal amount of insured quarterly notes, $75.0 million principal amount of 5.375% notes due 2013, $50.0 million principal amount of 4.95% notes due 2015 and $150.0 million principal amount of 6.50% notes due 2035.
Ranking; Certain Covenants Relating to the Notes
The notes will rank equally with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2008, we had an aggregate of $688.8 million of unsecured and unsubordinated indebtedness. We may from time to time issue mortgage bonds under an Indenture of Mortgage, dated as of July 1, 1950, between us and J.P. Morgan Trust Company, National Association, as trustee, and secured thereby. Holders of the first mortgage bonds would have a prior claim on certain of our material assets upon dissolution, winding up, liquidation or reorganization by us. As of March 31, 2008 we had no secured indebtedness outstanding. Under the terms of the Indenture of Mortgage, we may issue up to $500 million principal amount of first mortgage bonds secured thereby. However, covenants in our other debt instruments, including our credit facility, may impose limitations on the indebtedness we may incur, including secured indebtedness under the Indenture of Mortgage. As of March 31, 2008, and giving effect to this offering of $250 million principal amount of notes, our credit facility limited the amount of additional secured and unsecured indebtedness we could incur to approximately $450 million. So long as any debt securities issued under the indenture, including the notes, remain outstanding, the indenture prohibits us, subject to certain exceptions (which include bonds issued under our first mortgage bond indenture), from creating or permitting any mortgage, lien or similar encumbrance on any of our properties, unless we secure such debt securities equally and ratably with the mortgage being created or permitted. For more information regarding this limitation on mortgages and liens, including the exceptions to such limitation, and on another restrictive covenant applicable to the notes, please read “Description of the Debt Securities—Ranking; Limitations on Mortgages and Liens” and “—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.
In addition, holders of the notes will have a junior position to the claims of creditors and any preferred equity holders of our subsidiaries. As of March 31, 2008, our sole subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, had $180.6 million of indebtedness outstanding.

Maturity
The entire principal amount of the notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on June 15, 2018. In the event that the maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day, without any interest or other payment in respect of the delay.
Interest
Each note will bear interest at 6.65% per year from the date of original issuance, payable in arrears on June 15 and December 15 of each year to the person in whose name the note is registered at the close of business on the first calendar day of the month in which the applicable interest payment date falls. Interest accrued on the notes that is payable at maturity or earlier redemption will be payable to the persons entitled to payment of principal as a result of maturity or redemption, as the case may be. The initial interest payment date is December 15, 2008, and the payment on that date will include all interest accrued from the date of issuance. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date is not a business day, then payment of the interest will be made on the next business day, without any interest or other payment in respect of the delay. In addition, if there has been a default in the payment of interest on any note, the defaulted interest may be payable to the holder of the note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by us for payment of this defaulted interest, and not less than 15 days after the receipt by the trustee of our notice of the proposed payment, or in any other lawful manner as provided in the indenture.
Optional Redemption
The notes will be redeemable as a whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of:
•	100% of the principal amount of such notes; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of unpaid interest to the date of redemption) discounted to the redemption date semiannually (assuming a 360 day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 40 basis points, plus in either case accrued and unpaid interest on the notes to (but excluding) the date of redemption.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.
“Independent Investment Banker” means an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 30 business days prior to the redemption date, or if the institution we appoint is unwilling or unable to select the Comparable Treasury Issue, the selection will be made by BNY Mellon Capital Markets, LLC, or, if it is unwilling or unable to make the selection, by an independent investment banking institution of national standing appointed by the trustee.
“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer

Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.
“Reference Treasury Dealer” means five primary U.S. Government securities dealers in the United States (“Primary Treasury Dealer”) appointed by us in connection with the redemption; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall replace that former dealer with another Primary Treasury Dealer.
We or the trustee will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the notes to be redeemed.
Defeasance and Covenant Defeasance
We will be discharged from all of our obligations with respect to the notes, except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of the notes of money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and interest on the notes on the maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the deposited money or government obligations in accordance with their terms. This defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.
In certain circumstances, we may omit to comply with specified restrictive covenants applicable to the notes. In those circumstances, the occurrence of certain events of default, which are described in the accompanying prospectus under “Description of the Debt Securities—Events of Default,” will be deemed not to be or result in an event of default with respect to the notes. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of the notes, money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and interest on the notes on the respective stated maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the money or government obligations in accordance with their terms. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. In the event we exercise this option with respect to any notes and the notes are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay amounts due on the notes at the time of their stated maturity, but might not be sufficient to pay amounts due on the notes upon any acceleration resulting from the event of default. In this case, we would remain liable for those payments.
Book-entry Only Issuance—The Depository Trust Company
The Depository Trust Company will act as the initial securities depositary for the notes. The notes will be issued only as fully registered securities in the name of Cede & Co., the depositary’s nominee. One or more fully registered global notes will be issued, representing in the aggregate the total principal amount of notes offered by this prospectus supplement, and will be deposited with the depositary. Unless and until it is exchanged in whole or in part for notes in certificated form, no global note may be transferred except as a whole by the depositary or a nominee of the depositary. A global note will be exchangeable for notes in certificated form only if:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days; or

•	we, in our sole discretion, determine that a global note will be exchangeable for certificated notes.
For more information about notes in global and certificated form and the depositary and its procedures, please read “Description of the Debt Securities—Form, Denomination and Registration; Book-Entry System” in the accompanying prospectus.
Concerning the Trustee
The trustee is an affiliate of the administrative agent and one of the lenders under our credit facility.

Underwriting
     We intend to offer the notes through the underwriters. BNY Mellon Capital Markets, LLC, Calyon Securities (USA) Inc., and KeyBanc Capital Markets Inc. are acting as the underwriters. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount

BNY Mellon Capital Markets, LLC	$83,335,000
Calyon Securities (USA) Inc.	83,332,500
KeyBanc Capital Markets Inc.	83,332,500

Total	$250,000,000

     The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     We expect that delivery of the notes will be made against payment therefor on or about June 3, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise at the time of the transaction. Accordingly, purchasers who wish to trade the notes at any time prior to three business days before June 3, 2008 will be required, by virtue of the fact that the notes initially will settle on June 3, 2008, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
     The expenses of the offering, not including the underwriting discount, are estimated to be $200,000 and are payable by us.
     We have agreed, during the period of 30 days from the date on which the notes are purchased by the underwriters not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any notes, any security convertible into or exchangeable into or exercisable for the notes or any debt securities substantially similar to the notes, without first obtaining the written consent of BNY Mellon Capital Markets, LLC.
     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop or is not sustained, the market price and liquidity of the notes may be adversely affected.
     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell notes with an aggregate principal amount in excess of the amount set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
     The underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with us. Affiliates of the underwriters are lenders under our credit facility. To the extent the net proceeds from this offering are used to repay amounts outstanding under the credit facility, such affiliates will receive a pro rata portion of such proceeds.
     Sales of the notes by BNY Mellon Capital Markets, LLC will be effected by Broadpoint Capital, Inc., as distribution agent.

Where You Can Find More Information
     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. We are incorporating by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes, excluding any information that is furnished to, and not filed with, the Securities and Exchange Commission. Please also see “Where You Can Find More Information” on page 20 of the accompanying prospectus.
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on February 28, 2008 (File No. 1-05663).

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the Securities and Exchange Commission on May 7, 2008 (File No. 1-05663).

•	Our Current Reports on Form 8-K dated March 6, 2008 and May 7, 2008, filed with the Securities and Exchange Commission on March 6, 2008 and May 9, 2008, respectively (File No. 1-05663).
Validity of the Notes
     The validity of the notes offered by this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and for the underwriters by Sidley Austin LLP, New York, New York. Wade A. Hoefling, our Senior Vice President, General Counsel, Director of Regulatory Compliance and Assistant Corporate Secretary will pass upon all matters of Louisiana law in this connection and Baker Botts L.L.P. and Sidley Austin LLP will rely upon such opinion as to matters of Louisiana law. At March 31, 2008, Mr. Hoefling beneficially owned 6,866.9 performance shares of Cleco Corporation common stock granted under employee benefit plans of Cleco Corporation. None of such performance shares were granted in connection with the offering of the notes offered by this prospectus supplement.

PROSPECTUS
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400
$600,000,000
Debt Securities

     We may offer and sell up to $600,000,000 of our debt securities in one or more series by using this prospectus. We will establish the terms for our debt securities at the time we sell them and we will describe them in one or more supplements to this prospectus. You should read this prospectus and the related supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement.

     Investing in our debt securities involves risks. See “Risk Factors” beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 13, 2006.

About This Prospectus	1
Cautionary Statement Regarding Forward-Looking Statements	2
The Company	4
Ratio of Earnings to Fixed Charges	4
Selected Financial Data	5
Use of Proceeds	5
Risk Factors	6
Description of the Debt Securities	10
Plan of Distribution	18
Where You Can Find More Information	20
Validity of Securities	21
Experts	21
About This Prospectus
     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission, using a “shelf” registration process. By using this process, we may offer up to $600 million of our debt securities in one or more offerings. This prospectus provides you with a description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the “Where You Can Find More Information” section of this prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell debt securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Cautionary Statement Regarding Forward-Looking Statements
     This prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus are forward-looking statements, including, without limitation, statements regarding the construction, timing and expense of our proposed 600 megawatt solid fuel power plant, future capital expenditures and future environmental regulations. Generally, you can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.
     We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
     In addition to any assumptions and other factors referred to specifically in connection with our forward-looking statements, the following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:
•	Factors affecting utility operations, such as unusual weather conditions or other natural phenomena; catastrophic weather-related damage (such as hurricanes and tropical storms); unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fuel costs, cost of and reliance on natural gas as a component of our generation fuel mix and their impact on competition and franchises, fuel supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments; environmental incidents; or power transmission system constraints;

•	Our ability to construct, operate, and maintain, within our projected costs (including financing), a proposed 600 megawatt solid-fuel power plant in addition to any other self-build projects identified in future integrated resource planning and request for proposal processes;

•	Our dependence on energy from sources other than our facilities and the uncertainty of future long-term sources of such additional energy;

•	Nonperformance by and creditworthiness of counterparties under power purchase and energy service agreements, or the restructuring of those agreements, including possible termination;

•	Regulatory factors such as changes in rate-setting policies, recovery of investments made under traditional regulation, the frequency and timing of rate increases or decreases, the results of periodic fuel audits, the results of requests for proposals and our integrated resource planning process, the timely recovery of storm restoration costs, and the formation of regional transmission organizations and independent coordinators of transmissions;

•	Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Federal Energy Regulatory Commission, the Louisiana Public Service Commission or similar entities with regulatory or accounting oversight;

•	Economic conditions, including the ability of customers to continue paying for high energy costs, related growth and/or down-sizing of businesses in our service area, inflation rates and monetary fluctuations;

•	Our credit ratings;

•	Changing market conditions and a variety of other factors associated with physical energy, financial transactions and energy service activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rates and warranty risks;

•	Acts of terrorism;

•	Availability or cost of capital resulting from changes in our business or financial condition, interest rates, and securities ratings or market perceptions of the electric utility industry and energy-related industries;

•	Employee work force factors, including work stoppages and changes in key executives;

•	Legal, environmental and regulatory delays and other obstacles associated with mergers, acquisitions or capital projects;

•	Costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters;

•	Changes in federal, state or local legislative requirements, such as the adoption of the Energy Policy Act of 2005, and changes in tax laws or rates, regulating policies or environmental laws and regulations; and

•	Other factors we discuss in this prospectus, any accompanying prospectus supplement and our other filings with the Securities and Exchange Commission.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

The Company
     We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation, a regional energy services holding company. We are an electric utility engaged principally in the generation, transmission, distribution and sale of electricity within Louisiana. We are regulated by the Louisiana Public Service Commission and the Federal Energy Regulatory Commission, among other regulators, which determine the rates we can charge our customers. We serve approximately 267,000 customers in 104 communities in central and southeastern Louisiana. Cleco Corporation, subject to certain limited exceptions, was exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, and expects to be exempt from certain provisions of the Public Utility Holding Company Act of 2005, which became effective February 8, 2006. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our phone number at this address is (318) 484-7400.
     Our parent company’s homepage on the Internet is located at http://www.cleco.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through this website, after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on this website or any other website is not incorporated by reference into this prospectus or any accompanying prospectus supplement and does not constitute a part of this prospectus or any accompanying prospectus supplement. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information” on page 20 of this prospectus.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges (1)	4.36x	3.67x	3.89x	4.04x	4.17x

(1)	The ratios were calculated pursuant to applicable rules of the Securities and Exchange Commission.

Selected Financial Data
     The following table presents our selected financial data. The data set forth below should be read together with our historical financial statements, the notes to those statements and other financial information we have incorporated by reference into this prospectus. The data set forth below is derived from our audited financial statements.

	Year Ended December 31,
	2005	2004(1)	2003(1)	2002(1)	2001(1)
	(In thousands)
Summary of Operations:
Operating revenues	$913,973	$729,309	$707,288	$595,489	$628,733
Operating expenses	$795,921	$625,178	$592,675	$477,860	$518,596
Operating income	$118,052	$104,131	$114,613	$117,629	$110,137
Net income	$59,081	$52,202	$57,008	$59,574	$59,138

	Year Ended December 31,
	2005	2004(1)	2003(1)	2002(1)	2001(1)
	(In thousands)
Balance Sheet Data:
Total assets	$1,765,934	$1,425,388	$1,378,916	$1,338,445	$1,185,223
Long-term debt, net	$509,643	$350,552	$410,576	$335,517	$310,458

(1)	Certain reclassifications have been made to conform the 2001, 2002, 2003 and 2004 financial statements to the presentation used in our 2005 financial statements. These reclassifications had no effect on net income or total member’s equity.
Use of Proceeds
     Unless we inform you otherwise in the prospectus supplement, we anticipate using net proceeds from the sale of debt securities offered by this prospectus for general corporate purposes. The purposes may include, but are not limited to:
•	capital expenditures,

•	equity investments in existing and future projects,

•	working capital,

•	acquisitions,

•	the payment of distributions to Cleco Corporation, and

•	the repayment or refinancing of our indebtedness, including intercompany indebtedness.

Risk Factors
     Investing in our debt securities involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement before deciding whether to make an investment in our debt securities. In particular, you should carefully consider the risks described below and in our annual report, quarterly reports and current reports incorporated by reference in this prospectus as well as the factors listed under “Cautionary Statement Regarding Forward-Looking Statements.” There may be additional risks that are not currently known to us or that we do not currently consider material. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of our debt securities.
     We are exposed to certain risks related to the design, construction and operation of our proposed 600 megawatt solid-fuel power plant at our Rodemacher facility, which we refer to as Rodemacher Unit 3. This project has technology risk, fuel supply risk and general contractor and certain material subcontractor performance risk, each of which could have a material adverse impact on our financial condition, results of operations and cash flows.
     Rodemacher Unit 3 is designed to utilize circulating fluidized-bed generating technology and will be 10% larger than any other unit utilizing that technology in operation today. We engaged Shaw Constructors, Inc. under an engineering, procurement and construction contract. Shaw Constructors, Inc. is liable for liquidated damages due to their non-performance in the contract; however, our ability to collect these damages for breach is contingent on the demonstration of such damages and on Shaw Constructors, Inc.’s financial abilities. Failure by Shaw Constructors, Inc. to perform its obligations under the contract could have a material adverse impact on the plant’s efficiency, in-service date, and final cost. The contract does not protect us against potential force majeure events or design/specification oversight which may result in increased and potentially unrecoverable costs to us. Although we currently deliver coal via rail to the Rodemacher facility, plans are for Rodemacher Unit 3 to primarily use petroleum coke, which can be most economically delivered via barges on the Mississippi and Red Rivers, requiring a conveyor system which has to cross a major interstate highway. We do not have experience transporting fuel by barge.
     The Louisiana Public Service Commission may reduce the amount recoverable by us in respect of storm restoration costs.
     The Louisiana Public Service Commission has approved interim revenue relief associated with the recovery of storm restoration costs from Hurricanes Katrina and Rita. The interim rate increase becomes effective upon the beginning of physical construction for Rodemacher Unit 3 (Phase I) and remains in effect until the Louisiana Public Service Commission completes a review to verify and approve the total amount of storm restoration costs to be recovered (Phase II). The Louisiana Public Service Commission’s decision to grant revenue relief to us for storm restoration costs becomes final and non-appealable 45 days after the issuance of the executed order from the Louisiana Public Service Commission. Based upon the results of the Phase II review of storm restoration costs, expected to be completed in late 2006, the Louisiana Public Service Commission could decrease the amount we could recover. In addition, someone could request a rehearing of or appeal the interim relief or the final relief approved by the Louisiana Public Service Commission. A change made in Phase II by the Louisiana Public Service Commission resulting in a delay in receipt of or timing of any revenue relief associated with the recovery of the storm restoration costs from Hurricanes Katrina and Rita or any request for rehearing or appeal of any revenue relief could have a material adverse impact on our results of operations, financial condition, and cash flows compared to the recovery amounts authorized by the Louisiana Public Service Commission in Phase I.
     If we are unable to extend the current rate stabilization plan or if the Louisiana Public Service Commission makes modifications to our retail rates subsequent to September 2006, our earnings could be reduced.
     Our retail rates for residential, commercial, and industrial customers and other retail sales are regulated by the Louisiana Public Service Commission. On February 22, 2006, the Louisiana Public Service Commission

required that effective immediately, any of our earnings above the current 12.25% allowed return on equity be credited against outstanding Hurricanes Katrina and Rita storm restoration costs, rather than being shared 50/50 between shareholders of our parent company, Cleco Corporation, and customers. Previously, we were allowed to realize a regulatory return on equity of up to 12.625% through September 30, 2006, with returns above that level being refunded to customers in the form of billing credits. On December 19, 2005, we filed an application with the Louisiana Public Service Commission to extend the current rate stabilization plan through the expected fourth quarter of 2009 in-service date of the proposed Rodemacher Unit 3 power plant. Preliminary testimony filed by the Louisiana Public Service Commission’s independent consultant recommended that the Louisiana Public Service Commission modify the current rate stabilization plan beginning on October 1, 2006, decreasing the allowed return on equity that can be realized by us to 11.65%. This assumes a return on equity of 11.25%, with any earnings between 11.25% and 12.25% shared between shareholders of our parent company and customers in a 40/60 ratio, respectively, and all earnings over 12.25% returned to customers. There is no assurance that the Louisiana Public Service Commission will approve this recommendation and grant us this extension. Upon expiration of the current rate stabilization plan, the Louisiana Public Service Commission could choose to approve a lower rate of return for us, which would reduce our base revenue and profitability and could have a material adverse impact on our results of operations, financial condition, and cash flows.
     The Louisiana Public Service Commission conducts fuel audits that could result in us making substantial refunds of previously recorded revenue.
     Generally, fuel and purchased power expenses are recovered through the Louisiana Public Service Commission-established fuel adjustment clause, which enables us to pass on to our customers substantially all such charges. Recovery of fuel adjustment clause costs is subject to refund until monthly approval is received from the Louisiana Public Service Commission; however, all amounts are subject to a periodic fuel audit by the Louisiana Public Service Commission. The most recent audit by the Louisiana Public Service Commission covered 2001 and 2002 and resulted in a refund of $16.0 million to our retail customers. This refund was credited against customer bills in the first quarter of 2005. We could be required to make a substantial refund of previously recorded revenue as a result of any future Louisiana Public Service Commission fuel audit. Furthermore, our cash flows can be impacted by differences between the time period when gas is purchased and the ultimate recovery from customers.
     A successful request for rehearing or appeal of our Certificate of Public Convenience and Public Necessity could have a material adverse impact on our financial condition and cash flows.
     On February 22, 2006, the Louisiana Public Service Commission approved our Certificate of Public Convenience and Public Necessity to construct, own, and operate Rodemacher Unit 3. The Louisiana Public Service Commission’s decision to grant our Certificate of Public Convenience and Public Necessity request will become final and non-appealable 45 days after the issuance of the executed order from the Louisiana Public Service Commission. Without adequate ratemaking treatment and assurances of recovery for Rodemacher Unit 3 from the Louisiana Public Service Commission, management believes it would be difficult for us to construct the plant while maintaining our credit rating.
     Nonperformance of our power purchase agreements and transmission constraints could have a material adverse impact on our results of operations, financial condition, and cash flows.
     We do not supply all of our customers’ power requirements from the generation facilities we own and must purchase additional energy and capacity from the wholesale power market. During 2005, we met approximately 49% of our energy needs with purchased power. Two power purchase agreements with Williams Power Company, Inc. and Calpine Energy Services, L.P. provided approximately 29.6% of our capacity needs in 2005. In January 2006, we began a new four-year, 500 megawatt contract with Williams Power Company, Inc. and a new one-year, 200 megawatt contract with Calpine Energy Services, L.P. We also began new contracts with a third provider for 200 megawatts of power from June 2006 through October 2006 as well as 160 megawatts in April and May of 2006. In March 2006, the U.S. Bankruptcy Court for the Southern District of New York approved the mutual termination of the agreement with Calpine Energy Services, L.P. in connection with the bankruptcy proceedings of its parent company. If our providers of additional energy or capacity do not perform under their respective contracts, we would have to replace these supply sources with alternate market options, which may not be on as favorable terms and conditions and could increase the ultimate cost of power to our customers. Because of our location on the transmission grid, we rely on two main suppliers of electric transmission when accessing external power markets. At times, constraints limit the amount of purchased power these transmission providers can deliver into our service territory. Our capacity and/or power purchase contracts, as well as spot market power purchases, may be affected by these transmission constraints. If the amount of purchased power actually delivered into us were less than the amount of power contracted for delivery, we may rely on our own generation facilities to meet customer demand. Our incremental generation cost, at that time, may be higher than the cost to purchase power from the wholesale power market, therefore increasing our customers’ ultimate cost. In addition, the Louisiana Public Service Commission may not allow us to recover our incremental generation cost. These unrecovered costs could be substantial.
     A downgrade in our credit rating could result in an increase in our borrowing costs and a reduced pool of potential investors and funding sources.
     While our senior unsecured debt ratings are “investment grade,” in recent years such ratings have been downgraded or put on negative watch by Standard & Poor’s and Moody’s. We cannot assure that our debt ratings will remain in effect for any given period of time or that one or more of our debt ratings will not be lowered or withdrawn entirely by a rating agency. Credit ratings are not recommendations to buy, sell, or hold securities. Each rating should be evaluated independently of any other rating. If Moody’s or Standard & Poor’s was to downgrade our long-term rating, particularly below investment grade, the value of any of our debt securities would likely be adversely affected, and our borrowing cost would increase. In addition, we would likely be required to pay higher interest rates in future debt financings, and our pool of potential investors and funding sources could decrease.
     Our costs of compliance with environmental laws, regulations and permits are significant, and the costs of compliance with new environmental laws, regulations and permits could be significant and reduce our profitability.
     We are subject to extensive environmental regulation by federal, state and local authorities and are required to comply with numerous environmental laws and regulations. We are also required to obtain and to comply with numerous governmental permits in operating our facilities. Existing environmental laws, regulations and permits could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us, and future changes in environmental laws and regulations could occur. We may incur significant additional costs to comply with these revisions, reinterpretations and requirements. If we fail to comply with these revisions, reinterpretations and requirements, we could be subject to civil or criminal liabilities and fines.
     Our future electricity sales could be adversely impacted by high energy prices and other economic factors affecting our customers.
     Within the past several years, our customers have experienced a substantial increase in their utility bills, largely as a result of substantial increases in the cost of natural gas. These increases may also cause our customers to more aggressively pursue energy conservation efforts or could result in increased bad debt expense due to the nonpayment of bills. In addition, the high cost of energy, in general, has become problematic in many industries and has increased interest by industrial customers in on-site generation of their own power. Recently, four of our largest customers who manufacture paper products have experienced a downturn in their markets, and decreased crop yields from hurricane damage in 2005 have resulted in economic difficulties for customers in the agricultural industry. The four paper products manufacturer customers generated base revenues of approximately $21.0 million for 2005. Developments in conservation efforts or on-site generation could have a further negative impact on our long-term electricity sales and base revenue.
     Our generation facilities are subject to unplanned outages and significant maintenance requirements.
     The operation of power generation facilities involves many risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output or efficiency. Some of our facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant expenditures to operate at peak efficiency or availability. If we fail to make adequate expenditures for equipment maintenance, we risk incurring more frequent unplanned outages, higher than anticipated operating and maintenance expenditures, increased fuel or power purchase costs and potentially the loss of revenues related to competitive opportunities.
     The Federal Energy Regulatory Commission regulates our transmission service and other wholesale rates. If the Federal Energy Regulatory Commission were to substantially change our rates for these services, our results of operations and cash flows could be adversely affected.
     On September 16, 2005, the Federal Energy Regulatory Commission issued a Notice of Inquiry inviting comments on reforming Federal Energy Regulatory Commission’s pro forma open access transmission tariff to ensure the provision of transmission service is reasonable and not unduly discriminatory or preferential. The Federal Energy Regulatory Commission is seeking responses to a series of specific questions which could be incorporated into the revised open access transmission tariff. The Federal Energy Regulatory Commission’s potential changes to the open access transmission tariff could have a material effect on the revenue and methodology of implementing transmission service offered to our retail and wholesale transmission and energy customers. The magnitude of the impact on revenue will not be known until the Federal Energy Regulatory Commission issues a final order, which is expected in 2006.

Description of the Debt Securities
     We may from time to time offer debt securities consisting of our unsecured debentures, notes or other evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $600 million pursuant to this prospectus. We refer to these debentures, notes or other evidences of indebtedness as the “debt securities.” The following description highlights the general terms and provisions of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.
     The debt securities will be issued under an indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group, Inc.) and Bankers Trust Company, as supplemented and amended. The Bank of New York Trust Company, N.A. is the current trustee under the indenture. Copies of the indenture and the Agreement of Resignation, Appointment and Acceptance under which The Bank of New York succeeded Bankers Trust Company as trustee under the indenture are included among the exhibits to the registration statement of which this prospectus is a part.
     We have summarized selected provisions of the indenture below. You should read the indenture filed as an exhibit to the registration statement of which this prospectus is a part for any provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. In describing the provisions of the indenture, we use the term “corporation” as it is defined in the indenture. The indenture defines “corporation” to include corporations, associations, companies, including limited liability companies, and business trusts.
General
     The indenture does not limit the principal amount of unsecured debentures, notes or other obligations that we may issue under it from time to time in one or more series. The term “indenture securities,” as used in this prospectus, refers to all of these obligations issued and issuable under the indenture from time to time and includes the debt securities. We may issue additional indenture securities, in addition to the debt securities, in the future under the indenture. At December 31, 2005, we had $489.8 million principal amount of indenture securities issued and outstanding under the indenture.
     A prospectus supplement relating to any series of debt securities being offered by this prospectus will include specific terms relating to the offering. These terms will include some or all of the following:
•	the title and series of the debt securities;

•	the total principal amount of the debt securities;

•	any limit on the aggregate principal amount of a series of debt securities;

•	the date on which the principal of the debt securities is payable;

•	the interest rate that the debt securities will bear, if any, including any method or formula to determine such rate, and the interest payment dates for the debt securities;

•	the place where the principal, premium, if any, and/or interest, if any, on the debt securities will be payable;

•	any optional redemption periods and the terms of that option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the manner in which payments of principal, premium, if any, and/or interest, if any, on the debt securities will be determined, if these amounts will be based on an index, formula or other method;

•	whether we will sell the debt securities, including original issue discount debt securities, at a substantial discount below their stated principal amount;

•	the currency in which payment of principal, premium, if any, and interest, if any, on the debt securities will be payable, if other than U.S. currency; and

•	any other terms of the debt securities. (Section 301)
     We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.
Ranking; Limitations on Mortgages and Liens
     The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. As of December 31, 2005, we had an aggregate of $551.1 million of unsecured and unsubordinated indebtedness that would rank equal with the debt securities. As of December 31, 2005, we had no outstanding first mortgage bonds issued under and secured by an Indenture of Mortgage, dated as of July 1, 1950, between us and Bank One, Louisiana, N.A., formerly The National Bank of Commerce in New Orleans, as trustee. In this prospectus, we sometimes refer to this Indenture of Mortgage as the “mortgage indenture.” We may issue first mortgage bonds in the future under the mortgage indenture, and holders of the first mortgage bonds issued under the mortgage indenture would have a prior claim on certain of our material assets upon our dissolution, winding up, liquidation or reorganization.
     So long as any indenture securities remain outstanding, the indenture prohibits us from creating or permitting any mortgage, lien or similar encumbrance, which we call a “mortgage,” on any of our properties, unless we secure the indenture securities equally and ratably with the mortgage being created or permitted. This prohibition does not apply to:
•	mortgages to secure first mortgage bonds issued under the mortgage indenture;

•	“permitted liens” as defined in the Twenty-Fifth Supplemental Indenture to the mortgage indenture;

•	the following mortgages, provided that the mortgages do not apply to property previously owned by us or one of our subsidiaries, other than unimproved real property on which the construction or improvement is located:
•	mortgages to secure or provide for the payment of all or any part of the purchase price or cost of property acquired, constructed or improved by us or one of our subsidiaries after the date of the indenture that are created or assumed
•	within 120 days after the acquisition or completion of construction or improvement, or

•	within six months of the 120-day period, if pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, or
•	mortgages on any property existing at the time the property is acquired;
•	existing mortgages of a corporation merged with or into us or one of our subsidiaries;

•	mortgages of any corporation existing at the time it becomes one of our subsidiaries;

•	mortgages securing debt owed by one of our subsidiaries to us or to another one of our subsidiaries;

•	mortgages in favor of governmental bodies to secure advances or other payments under any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to these mortgages, including mortgages to secure pollution control or industrial revenue bonds;

•	mortgages to secure loans to us or one of our subsidiaries maturing within 12 months and made in the ordinary course of business;

•	mortgages on any property, including any natural gas, oil or other mineral property, to secure all or part of the cost of exploration, drilling or development of the property or to secure debt incurred to provide funds for any of these costs;

•	mortgages existing on the date of the indenture;

•	certain mortgages typically incurred in the ordinary course of business, including mortgages resulting from legal proceedings contested in good faith;

•	mortgages for extending, renewing or replacing indebtedness secured by any of the mortgages described in the bullet point items above, so long as
•	the principal amount of the indebtedness secured by these mortgages is not more than the principal amount of indebtedness secured at the time of the extension, renewal or replacement plus any premiums incurred in retiring the indebtedness, and

•	the mortgage for the extension, renewal or replacement is limited to the original property or indebtedness (plus improvements on such property);
•	mortgages on any property of our subsidiaries, unless the property of the subsidiary is being used to secure any of our indebtedness; or

•	the issuance, assumption or guarantee by us or one of our subsidiaries of indebtedness secured by a mortgage up to an amount that, together with all other of our secured indebtedness that does not fall under one of the above exceptions, is less than 5% of our “consolidated net tangible assets,” which consists of:
•	the total amount of assets appearing on our balance sheet or consolidated balance sheet, minus certain amounts for depreciation, intangible assets and other items. (Section 1009)
Modification of the Indenture
     We and the trustee may modify the indenture without the consent of holders of indenture securities to do certain things, such as to establish the form and terms of a series of indenture securities or to add to our covenants under the indenture for the benefit of holders. (Section 901) Additionally, with certain exceptions, we and the trustee may modify the indenture or the rights of the holders of indenture securities if we obtain the consent of the holders of at least 50% in principal amount of all outstanding indenture securities affected by the modification. However, modifications of provisions of the indenture involving the following items will not be effective against any holder without the holder’s consent:
•	the principal, premium or interest payment terms of any indenture security;

•	waivers of past defaults or certain requirements for quorum and voting; and

•	with certain exceptions, percentage requirements for modification or waiver of provisions of the indenture. (Section 902)
Events of Default
     With respect to indenture securities of a particular series, the following are events of default under the indenture:
•	failure for three “business days” (as defined in the indenture) after payment is due to pay principal and/or premium, if any, on any indenture security of the particular series;

•	failure for 30 days after payment is due to pay interest on any indenture security of the particular series;

•	failure for three business days after payment is due to make any sinking fund installment required by the terms of the particular series;

•	with certain exceptions, violation of any covenant or warranty made by us in the indenture that persists for at least 60 days after we have been notified of the violation in the manner provided in the indenture by the trustee or by the holders of 10% of the particular series;

•	default under other mortgages or instruments or under other series of indenture securities resulting in acceleration of indebtedness of over $5 million, unless the default is rescinded or discharged within 90 days after we are given notice in the manner provided in the indenture regarding the default from the trustee or from the holders of 25% of the particular series;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to the particular series. (Section 501)
     An event of default for a particular series of indenture securities does not necessarily constitute an event of default for any other series of indenture securities issued under the indenture.
     If an event of default occurs and continues, either the trustee or the holders of at least 25% of the series may declare those indenture securities due and payable. Holders of a majority of a series of indenture securities may waive past defaults for that series under certain circumstances. (Section 502) We must furnish annually to the trustee a statement regarding performance by us of certain of our obligations under the indenture and any related defaults. (Section 1005)
Satisfaction and Discharge of Indenture
     With certain exceptions, we will be discharged from our obligations under the indenture with respect to any series of indenture securities by
•	delivering all outstanding indenture securities (other than indenture securities to which specified conditions apply) to the trustee for cancellation and paying all other amounts payable by us under the indenture, or

•	paying the principal, premium, if any, interest, if any, and any other amounts payable by us under the indenture when

•	all outstanding indenture securities (other than indenture securities to which specified conditions apply) have become due and payable or will become due and payable within one year, or

•	for indenture securities redeemable at our option, such indenture securities are to be called for redemption within one year under arrangements satisfactory to the trustee.
     In addition to the requirements described above, we must also deliver an officers’ certificate and opinion of counsel to the trustee stating that all conditions precedent relating to the satisfaction and discharge of the indenture have been fulfilled. (Section 401)
Consolidation, Merger, Sale or Conveyance
     The indenture allows us to consolidate or merge with another corporation or sell, lease or convey all or substantially all of our assets to another corporation only if
•	we will be the surviving corporation, or the successor corporation is incorporated in the United States and assumes all of our obligations under the indenture securities and the indenture in a manner satisfactory to the trustee, and

•	no default exists immediately after the transaction. (Section 801)
Covenants
     We will describe any restrictive covenants for any series of debt securities, other than those described above under “—Ranking; Limitations on Mortgages and Liens,” in the prospectus supplement.
Absence of Event Risk Protections
     Unless we inform you otherwise in the prospectus supplement, the covenants contained in the indenture and the debt securities will not contain provisions permitting the holders of debt securities to require prepayment in the event of a change in control of us or our parent company, Cleco Corporation, or in the event we or Cleco Corporation enter into one or more highly leveraged or other transactions, regardless of whether a rating decline results therefrom, nor will any such events be deemed to be Events of Default under the terms of the indenture or the debt securities.
Form, Denomination and Registration; Book-Entry System
     Unless otherwise indicated in the prospectus supplement, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples of $1,000. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities, but we may require you to pay taxes or other governmental charges for exchanges involving transfers under the terms of the indenture. (Section 305)
     Unless otherwise indicated in the prospectus supplement, each series of debt securities will be represented by one or more fully registered global notes deposited with, or on behalf of, The Depository Trust Company, as depositary. Unless and until it is exchanged in whole or in part for debt securities in certificated form, no global note may be transferred except as a whole by the depositary or by a nominee of the depositary.
     So long as the depositary or its nominee is the registered owner of a global note, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global note for all purposes under the indenture. Except as provided below, beneficial owners of a global note representing debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the registered holders of the debt securities under the indenture. Furthermore, no global note representing debt securities will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if that beneficial owner is not a “participant,” as described below, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we were to request any action of holders or if an owner of a beneficial interest in a global note representing debt securities were to desire to take any action that a holder is entitled to take under the indenture,
•	the depositary would authorize the participants holding the relevant beneficial interests to give or take the desired action, and

•	the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.
     Each global note will be exchangeable for debt securities in certificated form only if:
•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days, or

•	we, in our sole discretion, determine that the global notes will be exchangeable for certificated notes.
     If one of the above events occurs, each global note will be exchangeable for debt securities in certificated form of like tenor and of an equal aggregate principal amount. The certificated debt securities will be registered in the name or names of the beneficial owners of the global note or global notes as the depositary instructs the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global notes.
     The laws of some states may require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in global notes.
     The following is based on information furnished by the depositary:
     The depositary will act as securities depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., the depositary’s partnership nominee, or such other name as may be requested by an authorized representative of the depositary. One fully-registered global note will be issued for each issue of debt securities, each in the aggregate principal amount of the issue, and will be deposited with the depositary. If however, the aggregate principal amount of any issue exceeds $500 million, one global note will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.
     The depositary, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that its “participants” deposit with the depositary. The depositary also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depositary include U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.
     The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

     Purchases of debt securities under the depositary’s system must be made by or through direct participants, which will receive a credit for those debt securities on the depositary’s records. The ownership interest of each beneficial owner of each debt security represented by a global note is, in turn, to be recorded on the records of direct participants and indirect participants. Beneficial owners of debt securities will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in a global note representing debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a global note representing debt securities will not receive debt securities in certificated form representing their ownership interests in the debt securities, except in the event that use of the book-entry system for those debt securities is discontinued.
     To facilitate subsequent transfers, all global notes representing debt securities that are deposited with, or on behalf of, the depositary are registered in the name of the depositary’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the depositary. The deposit of global notes with or on behalf of the depositary and their registration in the name of Cede & Co., or such other nominee, do not effect change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the global notes representing the debt securities. Instead, the depositary’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.
     Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
     Neither the depositary nor Cede & Co. (nor any other depositary nominee) will consent or vote with respect to the global notes representing the debt securities, unless authorized by a direct participant in accordance with the depositary’s procedures. Under its usual procedures, the depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).
     We will make principal, premium, if any, and/or interest, if any, payments on the global notes representing the debt securities to Cede & Co., or such other nominee as may be requested by an authorized representative of the depositary. The depositary’s practice is to credit direct participants’ accounts upon the depositary’s receipt of funds and corresponding detail information from us or the trustee, on the payable date in accordance with their respective holdings shown on the depositary’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the applicable participant and not of the depositary, the trustee, any agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to Cede & Co. (or such other nominee as may be requested by an authorized representative of the depositary, if any) will be our responsibility and that of the trustee. Disbursement of such payments to direct participants will be the responsibility of the depositary, and disbursement of such payments to the beneficial owners will be the responsibility of direct participants and indirect participants.
     If applicable, redemption notices shall be sent to the depositary. If less than all of the debt securities within an issue are being redeemed, the depositary’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.
     A beneficial owner shall give notice of any option to elect to have its debt securities purchased or tendered, through its participant, to the trustee, and shall effect delivery of the applicable debt securities by causing the direct participant to transfer the participant’s interest in the global note representing the debt securities, on the depositary’s records, to the trustee. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the global note or global notes representing the debt securities are transferred by direct participants on the depositary’s records and followed by a book-entry credit of tendered debt securities to the trustee’s depositary account.
     The depositary may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to the trustee or us. In the event that a successor securities depositary is not obtained, debt securities in certificated form are required to be printed and delivered. Similarly, we may decide to discontinue use of the system of book-entry transfers through the depositary or a successor securities depositary. In that event, debt securities in certificated form will be printed and delivered.
     The information in this section concerning the depositary and the depositary’s system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Neither we, the trustee nor any underwriter, dealer or agent will have any responsibility for the performance by the depositary or its participants or indirect participants of their obligations.
Concerning the Trustee
     The Bank of New York Trust Company, N.A. is the trustee under the indenture. The trustee also may act as a depositary of funds for, make loans (subject to certain limitations) to, and perform other services for us in the normal course of business, including acting as trustee under other indentures of ours. The corporate trust office of the trustee is located at 10161 Centurion Parkway, Jacksonville, Florida 32256.
     The trustee generally will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer a reasonable indemnity to the trustee against any costs or liabilities the trustee might incur in compliance with such request. (Section 603) The holders of a majority of a series of indenture securities generally may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the indenture securities. (Section 512) The right of a holder to institute a proceeding under the indenture is subject to certain conditions, but each holder has an absolute right to receive payment of principal, premium, if any, and interest, if any, when due and to institute suit for the enforcement of payment of these amounts. This right is subject to certain limited exceptions in the case of interest. (Section 508) Within 90 days after a default with respect to any series of indenture securities, the trustee is required to give the holders notice of the default, unless the default has been cured or waived. The trustee may withhold this notice if it determines that it is in the best interest of the holders to do so, but the trustee may not withhold notice in this manner with respect to a default in the payment of principal, premium, if any, and/or interest, if any, or sinking fund installment on any indenture security. (Section 602)
     The trustee may resign from its duties with respect to the indenture at any time. We may remove the trustee in certain circumstances, and the holders of a majority of a series of indenture securities may remove the trustee with respect to that series. If the trustee resigns, is removed or becomes incapable of acting as trustee or a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture. (Section 610)
     The indenture contains the provisions required by the Trust Indenture Act of 1939 with reference to the disqualification of the trustee if the trustee has or acquires any “conflicting interest,” as that term is defined in the indenture. (Section 608) In the event the trustee becomes a creditor of ours within four months prior to a default, or subsequent to such a default, the indenture also contains certain limitations on the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property held by it as security for such claim. (Section 613)

Plan of Distribution
     We may sell debt securities in and outside the United States:
•	directly to purchasers;

•	through an underwriter or underwriters,

•	through dealers,

•	through agents, or

•	through a combination of any of these methods.
     We will describe the terms of any offering of debt securities in the prospectus supplement, including:
•	the method of distribution,

•	the name or names of any underwriters, dealers or agents, and any managing underwriter or underwriters,

•	the purchase price of the debt securities and the proceeds we receive from the sale,

•	any underwriting discounts, agency fees or other form of underwriters’ compensation,

•	any discounts and concessions allowed, reallowed or paid to dealers or agents, and

•	the expected time of delivery of the offered debt securities.
     We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.
     If we use underwriters to sell our debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered debt securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
     If we use a dealer to sell debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the debt securities they offer and sell. If we elect to use a dealer to sell debt securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.
     Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to a remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

     Underwriters, agents and dealers participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.
     We may enter into agreements with the underwriters, agents, purchasers, dealers or remarketing firms who participate in the distribution of our debt securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents or dealers may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.
     Each series of debt securities will be a new issue with no established trading market. We may elect to list any series of debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for the debt securities will develop.
     In connection with an offering, the underwriters or agents may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if the debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Where You Can Find More Information
     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain further information regarding the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s web site located at http://www.sec.gov and the web site of our parent company, Cleco Corporation, at http://www.cleco.com.
     The Securities and Exchange Commission allows us to “incorporate by reference” information we file with it into this prospectus. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, the related prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006 (File No. 1-05663) and our future filings with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Securities and Exchange Commission) until the offering of the debt securities is completed.
     In addition, all documents filed by us pursuant to the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Securities and Exchange Commission) after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.
     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the debt securities. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Securities and Exchange Commission. You should read the registration statement and the exhibits and schedules for more information about us and the debt securities. The registration statement, exhibits and schedules are also available at the Securities and Exchange Commission’s Public Reference Room or through its web site.
     You may also obtain a copy of our filings with the Securities and Exchange Commission at no cost by writing to or telephoning us at:
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
Attn: Corporate Secretary
(318) 484-7400

Validity of Securities
     The validity of the debt securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. R. O’Neal Chadwick, Jr., our Senior Vice President and General Counsel, will pass upon all matters of Louisiana law in this connection. At February 1, 2006, Mr. Chadwick beneficially owned 23,434 shares of Cleco Corporation’s common stock (including shares held under employee benefit plans) and held options under incentive compensation plans, as of February 1, 2006, to purchase an additional 3,667 shares of Cleco Corporation’s common stock. None of such shares or options were issued or granted in connection with the offering of the securities offered by this prospectus. Any underwriters or agents will be advised about the validity of the debt securities by their own counsel, which counsel will be named in the applicable prospectus supplement.
Experts
     The financial statements of Cleco Power LLC incorporated in this prospectus by reference to the Annual Report on Form 10-K of Cleco Power LLC for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.